10026239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 18 2010
Washington, DC 110

SEC FILE NUMBER
8- 41988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hennion & Walsh, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46 Waterview Plaza
(No. and Street)

Parsippany	NJ	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Williams 973-299-8989
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 2/25

OATH OR AFFIRMATION

I, William Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hennion & Walsh, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Signature]

Signature

President

Title

Deborah Williams
Notary Public of New Jersey
My Commission Expires March 7, 2010

Debbie Williams

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HENNION & WALSH, INC.

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hennion & Walsh, Inc.

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. as of December 31, 2009, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hennion & Walsh, Inc. as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 3, 2010
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

HENNION & WALSH, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009

ASSETS

Cash in bank and on hand	$ 143,985
Receivable from brokers and dealers	2,553,631
State and Municipal Government Obligations - long position, at market value	5,088,473
Corporate obligations, at market value	1,582,580
Investment securities, at market value	22,177
Interest receivable - State and Municipal Government Obligations	70,989
Interest receivable - Corporate Obligations	19,742
Miscellaneous receivables and prepaid expenses	347,252
Deposit with clearing organization	694,342
Property, plant and equipment, at cost, less accumulated depreciation of $226,024	83,086
Security deposits	108,946
	$10,715,203

The accompanying notes are an integral part of these financial statements

LIABILITIES AND SHAREHOLDERS' EQUITY

Payable to brokers and dealers		$ 4,375,910
State and Municipal Government Obligations - short position, at market value		789,818
Corporate Obligations - short position, at market value		141,335
Accounts payable, accrued expenses and taxes		642,745
Deferred income		417,150
		6,366,958
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDERS' EQUITY		
Common stock		
Authorized 2,500 shares, no par value		
Issued and outstanding 200 shares	$ 15,000	
Capital in excess of par value	173,402	
Undistributed Sub-Chapter S income	4,159,843	
Total Shareholders' Equity		4,348,245
		$10,715,203

HENNION & WALSH, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

INCOME		
Trading profits		$16,387,621
Commission income		582,811
Interest income		361,180
Miscellaneous income		1,327,483
Total Income		18,659,095
EXPENSES		
Employee compensation and benefits	$ 10,128,154	
Floor brokerage, exchange and clearance fees	928,264	
Communications and data processing	297,083	
Interest	68,582	
Occupancy	548,715	
Other expenses	3,114,070	
Total Expenses		15,084,868
NET INCOME		$ 3,574,227

The accompanying notes are an integral part of these financial statements

HENNION & WALSH, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

BALANCE - JANUARY 1, 2009	$3,439,769
Add: Net income	3,574,227
	7,013,996
Less: Shareholder withdrawals	2,665,751
BALANCE - DECEMBER 31, 2009	$4,348,245

The accompanying notes are an integral part of these financial statements

HENNION & WALSH, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2009

BALANCE - JANUARY 1, 2009	$ -0-
BALANCE - DECEMBER 31, 2009	$ -0-

The accompanying notes are an integral part of these financial statements

HENNION & WALSH, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$3,574,227
Depreciation and amortization	30,619
Net decrease in operating assets and liabilities, detailed below	(985,119)
Net Cash Provided by Operating Activities	2,619,727
CASH FLOWS FROM INVESTING ACTIVITIES	
Shareholders' withdrawals	2,665,751
Net Cash Used in Investing Activities	2,665,751
CASH FLOWS FROM FINANCING ACTIVITIES	-0-
Net decrease in cash	(46,024)
CASH - JANUARY 1, 2009	190,009
CASH - DECEMBER 31, 2009	$ 143,985
OPERATING ASSETS AND LIABILITIES	
(Increase) decrease - receivable from brokers and dealers	$ 143,429
(Increase) decrease - State and Municipal Government Obligations, at market value	(2,361,737)
(Increase) decrease - Corporate obligations, at market value	(1,582,580)
(Increase) decrease - investment securities, at market value	(5,388)
(Increase) decrease - interest receivable - State and Municipal Government Obligations	(20,017)
(Increase) decrease - interest receivable - Corporate Obligations	(19,742)
(Increase) decrease - miscellaneous receivables and prepaid expenses	120,450
(Increase) decrease - deposit with clearing organization	26,024
Increase (decrease) - payable to brokers and dealers	2,611,447
Increase (decrease) - accounts payable, accrued expenses and taxes	184,945
Increase (decrease) - State and Municipal Government Obligations - short position, at market value	(99,685)
Increase (decrease) - Corporate obligations - short position, at market value	141,335
Increase (decrease) - deferred income	(123,600)
DECREASE IN OPERATING ASSETS AND LIABILITIES	($ 985,119)
SUPPLEMENTAL CASH FLOW INFORMATION	
Amount paid for:	
Interest expense	$ 68,582
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements

HENNION & WALSH, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

State and Municipal Obligation transactions are recorded on a trade date basis.

INVENTORY VALUATION

State and Municipal Obligations are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight-line method over the estimated useful life of the assets.

Maintenance and repair costs are charged to operations as incurred; renewals and betterments are charged to the appropriate asset account.

On retirement or sale of property, the respective property accounts are reduced by the cost of the property retired or sold, accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended	
December 31, 2010	$ 570,944
December 31, 2011	574,463
December 31, 2012	553,566
December 31, 2013	19,067
	$1,718,040

The Company is currently involved in two arbitration proceedings with FINRA. The Company plans to defend both of these cases vigorously and believes that neither of these proceedings will have an adverse effect on the financial position of the Company. Counsel has stated that at this point there is no way to determine the outcome of either of these arbitrations.

Except as noted above, the Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

NOTE 3 - INCOME TAXES

The Company, with the consent of its shareholders, has elected to have its income or loss reported directly by the shareholders under provisions of Sub-Chapter S of the Internal Revenue Code. Therefore, there is no provision for Federal Income Taxes. Beginning in 1994, the Company has elected to be taxed under the S-Corporation rules for the State of New Jersey.

NOTE 4 - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, receivables, securities and payables to brokers and dealers approximate their respective fair values.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain net capital, as defined, or $250,000, whichever is greater. At December 31, 2009 the Company had a net capital of $3,344,886 which exceeded the requirements by $3,094,886.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engage in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SCHEDULE I

HENNION & WALSH, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2009

TOTAL SHAREHOLDERS' EQUITY		$4,348,245
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$4,348,245
DEDUCTIONS OR CHARGES		
Non-allowable assets		
Net book value of fixed assets	$ 83,086	
Miscellaneous receivables	347,252	
Other	108,946	
Total Non-Allowable Assets		539,284
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		3,808,961
HAIRCUTS		
State and Municipal Government Obligations	326,039	
Corporate obligations	110,644	
Other securities	27,392	464,075
NET CAPITAL		$3,344,886

HENNION & WALSH, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2009

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	
Accounts payable, accrued expenses and taxes	$ 642,745
Deferred income	417,150
TOTAL AGGREGATE INDEBTEDNESS	$1,059,895
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	31.69%

HENNION & WALSH, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

HENNION & WALSH, INC.

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2009

NET CAPITAL PER UNAUDITED X17A-5	$3,344,886
NET CAPITAL PER AUDITED REPORT	$3,344,886

HENNION & WALSH, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2009

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$ 70,695
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL (Net capital less net capital requirement)	$3,094,886
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of aggregate indebtedness)	$3,238,896

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconcilition

To the Board of Directors
Hennion & Walsh, Inc
2001 Route 46, 4th Floor
Parisppany, NJ 07054

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by Hennion & Walsh, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you in evaluating Hennion & Walsh, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Hennion & Walsh, Inc.'s management is responsible for Hennion & Walsh, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 3, 2010
New York, New York

HENNION & WALSH, INC.

SIPC SUPPLEMENTAL REPORT

AS OF DECEMBER 31, 2009

SIPC assessments for the year ended December 31, 2009 totaled $34,754, which were paid as follows:

Period Ended	Date Paid	Amount
Annual SIPC 4	January 7, 2009	$ 150
June 30, 2009	July 23, 2009	12,038
December 30, 2009	February 1, 2010	22,566
		$34,754

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Auditors' Report on Internal Control

To the Board of Directors
Hennion & Walsh, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Hennion & Walsh, Inc. (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 3, 2010
New York, New York